July 21, 2022

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On January 24, 2022, the Registrant, on behalf of its series, AlphaCentric Robotics and Automation Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on March 11, 2022, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

General

Comment 1: Please add the Fund’s ticker symbols on EDGAR.

Response: The Fund’s ticker symbols will be added with the next filing on EDGAR.

Prospectus

Example

Comment 2: In the narrative paragraph preceding the Example, please update the disclosure to reflect the Fund’s expense limitation agreement will expire on July 31, 2023.

Response: The Fund’s prospectus has been updated accordingly.

Principal Investment Strategies

Comment 3: Please specify how the Fund will determine whether a company is involved in the robotics-related and/or automation-related products and/or services. For example, is a company

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involved in robotics-related and/or automation-related products and services when it derives 50% of its revenue from such companies?

Response: The Registrant has amended it disclosures to state the following:

The Fund seeks to achieve its investment objective by investing in a portfolio of U.S. and foreign common stock of companies involved in innovative and breakthrough technologies across multiple sectors. Under normal market conditions, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in companies involved in robotics-related and/or automation-related products and/or services.  Such products and services include any technology, service or device that supports, aids or contributes to any type of robot; robotics action; automation system process, software or management; machine learning; objects that are able to connect and transfer data via the internet (known as “the Internet of Things”); artificial intelligence; and human/machine interfaces. The Fund’s portfolio is composed of companies with game changing technologies in sectors such as manufacturing, infrastructure, transportation, energy, healthcare, information technology, media and communication services. These companies have a minimum market capitalization of $50 million with a sequential increase in annual research and development spending and derive a substantial amount of revenues from robotics and automation related end markets. The Fund concentrates its investments (i.e., invests more than 25% of its assets) in the machinery and electrical equipment industries, collectively. The Fund separately concentrates its investments (i.e., invests more than 25% of its assets) in the healthcare equipment and supplies and healthcare technology industries, collectively. ~~in securities issued by companies operating within industries related to robotics and automation, collectively, which are currently deemed by the Fund’s investment sub-advisor, Contego Capital Group, Inc. (the “Sub-Advisor”), to include aerospace and defense, biotechnology, auto components, electrical equipment, healthcare equipment and supplies, healthcare technology, household durables, life sciences tools and services, machinery, metals and mining, semiconductors and semiconductor equipment, software, and technology hardware, storage and peripherals~~. The Fund expects to invest primarily in developed markets but may also invest in emerging markets. The Fund may invest in any company with a market capitalization over $50 million.

Comment 4: Please revise the Fund’s industry concentration policy or policies based on comments provided separately from SEC Counsel Jeremy Esperon.

Response: The Registrant refers to its response to Comment 3.

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Comment 5: The Fund’s disclosures reflect potential investments in ETFs. Please confirm that acquired fund fees and expenses do not exceed 0.01%. If not, please add acquired fund fees and expenses to the fee table. If so, please confirm that acquired fund fees and expenses are included in “Other Expenses.” Please add principal risk disclosure relating to investments in ETFs. The current risk disclosure for “Acquired Funds Risk” does not adequately disclose the risks of investing in ETFs.

Response: The Registrant has updated the Fund’s fee table to include Acquired Fund Fees and Expenses of 0.01%. The Fund has designated “ETF Risk” as a principal investment risk of the Fund.

Principal Investment Risks

Comment 6: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the Fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 7: Please review ADI 2020-11 and consider appropriate revisions to “Emerging Market Risk.”

Response: The Registrant has amended its Item 4 disclosure of “Emerging Market Risk” as follows:

Emerging Markets Risk. Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Emerging market economies may be based on only a few industries and security issuers may be more susceptible to economic weakness and more likely to default. Emerging market securities also tend to be less liquid. Due to this relative lack of liquidity, the Fund may have to accept a lower price or may not be able to sell a portfolio security at all. There may be less reliable or publicly-available information about emerging markets due to non-uniform regulatory, auditing or financial recordkeeping standards (including material limits on PCAOB

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inspection, investigation, and enforcement), which could cause errors in the implementation of the Fund’s investment strategy.

Comment 8: Consider whether investment in China is a principal investment risk of the Fund and add the necessary disclosure.

Response: The Registrant has confirmed with the Adviser that investment in China is not a principal investment risk of the Fund.

Comment 9: Please consider whether the Fund’s disclosure of “Foreign Investment Risk” should include the impact of Brexit or other potential departures from the European Union. Consider whether the discussion of American Depositary Receipts (“ADRs”) in “Foreign Investment Risk” is appropriate given that investment in ADRs is not a principal investment strategy.

Response: The Registrant has amended its Item 4 disclosure of “Foreign Investment Risk” as follows:

Foreign Investment Risk. ~~Since the Fund’s investments may include ADRs and foreign securities, the Fund is subject to risks beyond those associated with investing in domestic securities.~~ The value of foreign securities is subject is subject to currency fluctuations. Foreign companies are generally not subject to the same regulatory requirements of U.S. companies thereby resulting in less publicly available information about these companies. In addition, foreign accounting, auditing and financial reporting standards generally differ from those applicable to U.S. companies. The departure of the United Kingdom and the potential departure of additional countries from the European Union may have significant political and financial consequences on global markets. Uncertainty relating to the withdrawal procedures and timeline may have adverse effects on valuations and the renegotiation of current trade agreements, as well as an increase in financial regulation in such markets.

Comment 10: To the extent that the Fund does not rebalance its inverse or leveraged ETF positions daily, explain the risk of holding positions longer than one day in the Fund’s disclosure of “Inverse ETF Risk” and “Leveraged ETF Risk.” The Staff observes that the Fund’s disclosure of “Market Volatility-Linked ETFs Risk” does not address this comment.

Response: The Registrant has amended its disclosures to state the following:

Inverse ETF Risk. Investments in inverse ETFs will prevent the Fund from participating in market-wide or sector-wide gains and may not prove to be an effective hedge. During periods of increased volatility, inverse ETFs may not perform in the manner they are designed. Most inverse ETFs are reset daily. For periods

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longer than a single day, an inverse ETF will lose money when the level of the underlying index is flat or rises over time. Longer holding periods, higher index volatility, and inverse exposure each exacerbate the impact of compounding on the Fund’s returns.

Leveraged ETF Risk. Investing in leveraged ETFs will amplify the Fund’s gains and losses. Most leveraged ETFs “reset” daily. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance of their underlying index or benchmark during the same period of time. A leveraged ETF will lose money when the level of the underlying index is flat. Longer holding periods, higher index volatility, and greater leverage each exacerbate the impact of compounding on the Fund’s returns.

Comment 11: In the Fund’s disclosure of “Market Volatility-Linked ETFs Risk,” please disclose market price variance risk, e.g., that the market price the Fund pays for these types of ETFs will not equal the ETFs’ true value.

Response: The Registrant has amended its disclosures to state the following:

Market Volatility-Linked ETFs Risk. ETFs that are linked to market volatility have the risks associated with investing in futures. ~~The~~ An ETF’s use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) leverage risk (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the futures contract may not correlate perfectly with the underlying index. Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund. This risk could cause the ETF to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectation and may not produce the desired investment results. The Fund bears the risk that the market price it pays for a market volatility-linked ETF will not be equal to the ETF’s true value. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Comment 12: In the Fund’s disclosure of “Sector Concentration Risk,” please clarify that the Fund will not invest more than 25% in any particular sector other than the sectors in which the Fund has adopted an industry concentration policy.

Response: The Registrant has amended its disclosure of “Sector Concentration Risk” as follows:

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Sector Exposure ~~Concentration~~ Risk. Sector exposure ~~concentration~~ risk is the possibility that securities within the same sector will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund's share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of sectors. The Fund will not invest more than 25% of its net assets in any particular sector other than in the following sectors in which the Fund has adopted an industry concentration policy:

~~o~~	~~Communication Services Sector Risk. Companies in the communication services sector are subject to the risk that they will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition.~~

~~o~~	~~Energy Sector Risk. Companies in the energy sector may be adversely affected by the regulation of various product components and production methods, marketing campaigns and other factors affecting consumer demand.~~

o	Healthcare Sector Risk. The healthcare sector may be affected by government regulations and government healthcare programs, increases or decreases in the cost of medical products and services and product liability claims, among other factors.

o	Industrial Sector Risk. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Government regulations, world events, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims.

~~o~~	~~Information Technology Sector Risk. Information technology companies face intense competition and potentially rapid product obsolescence.~~

~~o~~	~~Infrastructure Sector Risk. Companies in the infrastructure sector are subject to risks that can negatively impact their revenues and viability including, but not limited to, commodity price volatility risk, supply and demand risk, reserve and~~

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~~depletion risk, operations risk, regulatory risk, environmental risk, terrorism risk and the risk of natural disasters.~~

~~o~~	~~Manufacturing Sector Risk. Companies in this sector could be adversely affected by commodity price volatility, changes in exchange rates, imposition of import controls, increased competition, depletion of resources, technological developments and labor relations.~~

~~o~~	~~Media Sector Risk. Companies engaged in design, production or distribution of goods or services for the media industry may become obsolete quickly. Media companies are subject to risks which include cyclicality of revenues and earnings, a decrease in the discretionary income of targeted individuals, changing consumer tastes and interests, competition in the industry and the potential for increased government regulation.~~

~~o~~	~~Transportation Sector Risk. Companies in the transportation sector can be significantly affected by changes in the economy, fuel prices, labor relations, technology developments, exchange rates, insurance costs, industry competition and government regulation.~~

Comment 13: Consider whether there will be significant portfolio repositioning as a result of the changes to the Fund’s principal investment strategy and revise “Portfolio Turnover Risk” accordingly. If true, disclose that shareholders who purchase new shares may have adverse tax consequences due to the repositioning. If appropriate, add disclosure in the SAI regarding the anticipated variation in portfolio turnover rate pursuant to Item 16(a) of Form N-1A.

Response: The Registrant has confirmed with the Adviser that there will be no significant portfolio repositioning as a result of the additional concentration policy. Therefore, amended disclosures regarding adverse tax consequences to shareholders or variation in portfolio turnover rate are not needed.

Comment 14: The Fund’s disclosure of “Volatility Risk” references the use of derivatives, but it is not clear from the principal investment strategies what derivatives the Fund may use. If the Fund uses derivatives for purposes of its 80% test, disclose where appropriate that those instruments will be valued on a marked to market basis.

Response: The Registrant has confirmed the Fund does not use derivatives as part of its principal investment strategy. The Fund has revised its disclosure of “Volatility Risk” as follows:

Volatility Risk. ~~Using derivatives that can create leverage, which can amplify the effects of market volatility on the Fund's share price and make the Fund's returns~~

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~~more volatile, which means that the Fund’s performance may be subject to substantial short term changes up or down.~~ Significant short-term price movements could adversely impact the performance of the Fund. Market conditions in which significant price movements develop, but then repeatedly reverse, could cause substantial losses due to prices moving against any long or short positions taken by the Fund

Performance

Comment 15: If true, please disclose that because the Fund will change its investment strategies, performance for the period prior to such date do not reflect the Fund’s current investment strategies.

Response: The Registrant has amended its disclosures to state the following immediately preceding the bar graph:

Effective August 1, 2022, the Fund changed its strategy. Performance information for periods prior to August 1, 2022 does not reflect the current investment strategy.

Comment 16: Keep in mind that performance will need to be updated if the Prospectus goes effective after the first quarter.

Response: The Fund’s performance has been updated to reflect its performance as of June 30, 2022.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 17: Please include the third sentence of the second paragraph under the heading “Principal and Non-Principal Investment Strategies” in the Fund’s Item 4 disclosures.

Response: The Registrant refers to its response to Comment 4.

Comment 18: Please confirm whether “Healthcare Facilities and Services Industry Risk” is a principal investment risk as denoted in the Item 9 Risk Table.

Response: The Registrant notes that “Healthcare Facilities and Services Industry Risk” is not a principal investment risk of the Fund and has amended the Risk Table accordingly.

Comment 19: Confirm that Inverse ETN Risk is not a principal investment risk of the Fund and, if so, amend the Fund’s Item 9 risk disclosures.

Response: The Registrant confirms that Inverse ETN Risk is not a principal investment risk of the Fund and has amended the Risk Table accordingly.

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Statement of Additional Information

Comment 20: Please review paragraph (g) of the Fund’s investment restrictions on page 2 and rephrase the disclosure therein.

Response: The Registrant has amended the Fund’s disclosures to state the following:

(g) invest 25% or more of its total assets in securities issued by companies operating within an industry except for the machinery and electrical equipment industries and, separately, the healthcare technology and healthcare equipment and supplies industries ~~related to robotics and automation, collectively~~. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto. The Fund will consider the investments of underlying investment companies when determining its compliance with this restriction.

Comment 21: Please consider revising the Section 18(f) disclosure on page 2 given the implementation of Rule 18f-4 under the 1940 Act.

Response: The Registrant has added the following disclosure to “Investment Restrictions”:

The SEC has adopted new regulations under the 1940 Act governing the use of derivatives by registered investment companies (“Rule 18f-4”). The Fund will be required to comply with Rule 18f-4 by August 19, 2022. Once implemented, Rule 18f-4 will impose limits on the amount of derivatives the Fund can enter into, eliminate the asset segregation framework currently used by the Fund to comply with Section 18 of the 1940 Act, treat derivatives as senior securities and require the Fund to maintain a comprehensive derivatives risk management program and appoint a derivatives risk manage if its exposure to derivatives is above a specified amount. The Fund is currently evaluating the impact, if any, of Rule 18f-4 on the Fund.

Comment 22: Please re-phrase “illiquid securities” to “illiquid investments” throughout the Statement of Additional Information.

Response: The Registrant has amended its disclosures accordingly.

Comment 23: Please update the Trustees’ ownership of Fund and Trust shares as of December 31, 2021.

Response: The Trustees’ ownership of Fund and Trust shares has been updated.

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If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser